CLEVELAND WHISKEY, LLC

Unaudited Financial Statements For The Years Ended December 31, 2017 and 2016

June 1, 2018

Independent Accountant's Review Report

To Management
Cleveland Whiskey, LLC
Cleveland, OH

We have reviewed the accompanying balance sheet of Cleveland Whiskey, LLC as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 6, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

CLEVELAND WHISKEY LLC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 77,872	$ 565,621
Accounts Receivable	139,184	66,432
Inventory	253,018	238,758
Prepaid Insurance	1,833	973
TOTAL CURRENT ASSETS	471,907	871,785
NON-CURRENT ASSETS		
Property, Plant & Equipment, Net	584,283	517,692
Patents, Trademarks, and Other Intellectual Property, Net	45,835	47,236
Other Assets	4,578	3,630
TOTAL NON-CURRENT ASSETS	634,696	568,558
TOTAL ASSETS	1,106,603	1,440,343

Unaudited- See accompanying notes.

CLEVELAND WHISKEY INC
BALANCE SHEET
DECEMBER 31, 2017 AND 2016

LIABILITIES AND MEMBERS' EQUITY

	2017	2016
CURRENT LIABILITIES		
Accounts Payable	51,312	71,636
Short Term Notes Payable	7,912	4,868
Short Term Loans and Current portion of Notes outstanding	207,858	172,425
Other Current Liabilities	90,121	53,291
TOTAL CURRENT LIABILITIES	357,203	302,220
NON-CURRENT LIABILITIES		
Notes Outstanding	623,211	671,685
Other Accrued Liabilities	189,102	141,196
TOTAL NON-CURRENT LIABILITIES	1,169,516	1,115,101
TOTAL LIABILITIES	1,169,516	1,115,101
MEMBERS' EQUITY		
Capital Stock- Class A (1,488,009 Shares Authorized; 1,488,009 Shares Issued; 0.0001 Par Value)	149	149
Capital Stock- Class B(372,502 Shares Authorized; 46,500 Shares Issued; 0.0001 Par Value)	5	5
Capital Stock- Class C (166,000 Shares Authorized; 166,000 Shares Issued; 0.0001 Par Value)	17	17
Capital Stock- Class D (371,747 Shares Authorized; 268,605 Shares Issued; 0.0001 Par Value)	27	27
Preferred Stock (1,139,989 Shares Authorized; 1,139,989 Shares Issued; 0.0001 Par Value)	114	114
Additional Paid In Capital	2,376,869	2,376,869
Retained Earnings (Deficit)	(2,440,092)	(2,051,939)
TOTAL MEMBERS' EQUITY	(62,912)	325,242
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,106,603	$ 1,440,343

Unaudited- See accompanying notes.

CLEVELAND WHISKEY LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Operating Income		
Sales, Net	$ 1,528,903	$ 949,511
Cost of Goods Sold	628,805	523,719
Gross Profit	900,098	425,792
Operating Expense		
Marketing	589,120	303,728
Payroll	288,128	212,364
General & Administrative	150,016	198,938
Federal Excise Tax	141,682	106,765
Other Operating Expenses	57,455	75,181
Facilities Expense	29,989	39,232
	1,256,390	936,208
Net Income from Operations		
	(356,292)	(510,416)
Other Income (Expense)		
Interest Expense	(30,487)	(15,819)
State Tax	(1,375)	-
Net Income	$ (388,153)	$ (526,237)

CLEVELAND WHISKEY LLC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (388,153)	$ (526,237)
Depreciation And Amortization	134,535	97,113
Change in Accounts Receivable	(72,752)	1,106
Change in Prepaid Expenses	(860)	62,265
Change in Inventories and Other Assets	(15,208)	62,650
Change in Accounts Payable	(20,324)	(170,680)
Changes in Accrued Expenses	84,736	40,679
Net Cash Flows From Operating Activities	(278,026)	(433,104)
Cash Flows From Investing Activities		
Machinery and equipment	(184,051)	(68,943)
Patents, trademarks and other Intangible assets	(15,674)	(1,500)
Net Cash Flows From Investing Activities	(199,725)	(70,443)
Cash Flows From Financing Activities		
Net Increase (Decrease) in Total Debt	(9,997)	145,847
Sale of Preferred Stock	-	722,520
Net Cash Flows From Financing Activities	(9,997)	868,367
Cash at Beginning of Period	565,621	200,802
Net Increase (Decrease) In Cash	(487,748)	364,820
Cash at End of Period	$ 77,872	$ 565,621

CLEVELAND WHISKEY LLC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
BEGINNING MEMBERS' EQUITY	$ 325,242	$ 128,932
Sale of Preferred Stock	-	27
Change in Additional Paid in Capital	-	722,520
Net Income(Loss)	(388,153)	(526,237)
ENDING EQUITY	$ (62,912)	$ 325,242

Unaudited- See accompanying notes.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Cleveland Whiskey, Inc. ("the Company") is a limited liability corporation organized under the laws of the State of Ohio. The Company manufactures and sells distilled spirits and related products.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating and expansion capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

Inventory consist of materials and supplies surrounding the production of whiskey. Inventory is tracked from at a first in first out basis. Depreciation and amortization of inventory is on a straight line over the estimated useful lives.

Prepaid Expenses

Prepaid expenses include amounts paid in advance for services to be rendered to the Company. For the periods ended December 31, 2017 and 2016, prepaid expenses consisted primarily of insurance payments with a policy term ending subsequent to the end of the period.

Property, Plant and Equipment

The Company's property, plant and equipment consists primarily of production, test and bottling equipment for distilling and packaging distilled spirits and related products for sale by the Company's distributors.

Property, plant and equipment is stated net of accrued depreciation. For 2017, accumulated depreciation amounted to $360,067, and for 2016, $268,411. Depreciation on fixed assets is calculated based on management estimates of the useful lives of the assets.

Patents, Trademarks and Other Intellectual Property

Patents, trademarks and other intellectual property consist of amounts capitalized during development of the Company's products, processes, packaging and websites

Fixed Assets

The Company capitalizes assets with a useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. The Company's fixed assets consist primarily of production, testing and bottling equipment for distilling and packaging distilled spirits and related by products.

Equity Capital

The Company has the following classes of equity outstanding:

• Class A Units are common voting shares primarily issued to founding members. There are 1,488,009 Class A Unites authorized and issued.

• Class B Units are non-voting units issued under the Cleveland Whiskey Options plan. A total of 372,002 Class B Units have been authorized, of which 318,200 have been awarded, and 46,500 have been exercised.

• Class C Units are non-voting units, with 166,000 authorized and issued.

• Class D Units are non-voting units, with 371,747 authorized, and 268,605 issued to date during the 2016 funding round.

• Preferred Units are voting shares issued to early outside investors and total 1,139,989 issued and outstanding.

Revenue

The Company earns revenue primarily sales of alcohol and various whiskies under the Cleveland Whiskey label. Additionally, the Company derives revenue from the sale of a by-product created during the whiskey manufacturing process (Bourbon infused Smoker BRICX tm, and a small amount of income from the sale of t-shirts, hats and other advertising items.). The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

The company signed a three-year operating lease on April 1, 2017. The lease can be canceled with 30 days notice by the landlord or tenant. The future payments are as follows.

2018: $20,250
2019: $36,000
2020: $50,400

Research and development cost

Research and development costs are expensed as incurred.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2015, 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2019, 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Ohio. The Company's tax filings in the State of Ohio for 2015, 2016, and 2017 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE C - DEBT

The following table presents our long-term debt obligations as of December 31, 2017:

Date	Lender	Amount	Interest	Maturity	Balance	
8/9/2010	Cuyahoga County	$ 15,000	3.50%	8/9/2020	$ 6,517	
5/9/2011	Cuyahoga County	123,500	4.00%	8/1/2016	107,953	**(c)**
10/7/2011	LCCC	100,000	0.00%	9/30/2020	97,000	
10/1/2013	ECDI	100,000	9.63%	7/15/2018	22,961	**(b)**
11/12/2013	ECDI	50,000	8.83%	11/12/2018	14,993	**(b)**
1/2/2015	David A Camiener	13,673	4.00%	12/15/2042	12,673	
1/1/2015	30405 Solon Spec LLC	250,000	4.00%	1/15/2024	219,045	**(a)**
1/1/2015	Cara Zale LLC	250,000	4.00%	1/15/2024	219,045	**(a)**
5/3/2016	MAGNET	34,750	0.00%	2/3/2019	13,750	
3/3/2017	City of Cleveland	122,400	2.98%	8/30/2024	117,131	
	Total Long Term Debt				$ 831,068	

The below debt agreements were entered into subsequent to 12/31/2017 but prior to issuance of these financial statements:

Date	Lender	Amount	Interest	Maturity	
3/21/2018	ECDI	160,000	9.06%	4/1/2023	**(b)**
5/1/2018	ECDI	25,000	8.12%	5/15/2023	**(b)**
6/1/2018	Cuyahoga County	134,655	7.5%	6/1/2024	**(c)**

(a) At maturity date, any outstanding principal will be converted into the Company's Preferred units calculated by dividing the outstanding principal amount of this note and accrued but unpaid interest thereon by an amount equal to $2,500,000 divided by the aggregate number of outstanding membership units in the company. The note is repayable at 250% of the outstanding value of principal and accrued interest if a liquidity event, as defined in the agreement, occurs prior to conversion.

(b) On March 21, 2018, the Company entered into this agreement with ECDI in anticipation of the maturity of the original ECDI loans. A portion of the proceeds from this loan were used to pay off the remaining balances of the original loan amounts prior to maturity.

(c) Prior to maturity of this loan, the Company began negotiations with Cuyahoga County to amend and restate this loan. The amended and restated agreement was executed on June 1, 2018, and adds previously accrued but unpaid interest, plus certain fees, to the original principal amount, and has a 6 year repayment period.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

A majority of sales occur in the liquor-controlled state of Ohio, in which ownership of alcohol inventory is transferred to the State of Ohio then to the buyer. Any disruption or outages within the State of Ohio's warehouses, operations, computer systems or other processes could have a material effect on our operations.

NOTE E- MEMBER LIABILITY

The Company is organized as a limited liability company. As such, member liability for the obligations of the Company is limited to each member's contribution of capital.

NOTE F- RELATED PARTIES

David Camiener is a former Director of the company and is currently a managing partner of 30405 Solon Spec LLC. Jake Crocker is also a former Director of the company and is a managing partner of Cara Zale LLC. We have debt obligations to David Camiener, 30405 Solon Spec LLC and Cara Zale LLC. See NOTE C-DEBT.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 1, 2018, 2018, the date that the financial statements were available to be issued. See NOTE C – Debt, for debt agreements made subsequent to December 31, 2017.